NORTHERN LIGHTS FUND TRUST II

17605 Wright Street, Suite 2

Omaha, NE 68130

July 11, 2014

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust II (CIK No. 0001518042, 1933 Act File No. 333- 174926 and 1940 Act File No. 811- 22549) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust II (the “Trust) has determined that the amendment filed pursuant to Rule 485(b) on its behalf on July 9, 2014 (accession number 0000910472-14-0002949) (the "Amendment") was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to David J. Baum, of Alston & Bird LLP, counsel to the Trust at (202) 239-3346.

Very truly yours,
/s/ Kevin Wolf
Kevin Wolf
President, Northern Lights Fund Trust II